Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-134067 and 333-149545) on Form S-8 of the Liberty Media 401(k) Savings Plan of our report dated June 16, 2010, with respect to the statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for participant benefits for the years then ended and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Liberty Media 401(k) Savings Plan.

KPMG LLP

Denver, Colorado
June 16, 2010